Ms Stephanie Hunsaker
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549
United States of America

14 February 2012

Dear Ms Hunsaker

Re:	Lloyds Banking Group plc
Form 20-F for the fiscal year ended 31 December 2010
Filed 13 May 2011
File number: 001-15246

Thank you for your letter dated 31 January 2012, setting out the Staff’s comments on the above filing of Lloyds Banking Group plc (the “2010 Form 20-F”). Our responses to the comments are set out in the appendix to this letter. References herein to the “Company” are to Lloyds Banking Group plc and to the “Group” are to the Company and its subsidiaries.

On behalf of the Company, I acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

T J W Tookey
Group Finance Director
For Lloyds Banking Group plc

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH

To facilitate the staff’s review, we have reproduced the comments from your letter in bold face text. Our response follows each comment.

Comment 1

Lloyds Banking Group responds to the interim report from the Independent Commission on Banking, page 10

Please confirm that you will disclose the substance of your response to prior comment one from our letter dated August 26, 2011 in future filings. Please also balance your statement that the Independent Commission on Banking “did not recommend explicitly” that you should increase the size of the Project Verde divestiture with the Commission’s view regarding the efficacy of the currently proposed divestiture, including its view that “a substantial enhancement” of the divestiture “is the best opportunity to improve the structure of the PCA market” and that “the current divestiture does not give confidence that a strong challenger will emerge.”

The Company will provide the following disclosure on the Independent Commission on Banking’s review of the UK banking market in its Form 20-F for the year ended 31 December 2011. This includes an update on more recent developments since the Company’s response to the SEC dated 13 October 2011.

The UK Government appointed an Independent Commission on Banking (ICB) to review possible measures to reform the banking system and promote stability and competition.  The ICB published its final report on 12 September 2011 putting forward recommendations to require ring-fencing of the retail activities of banks from their investment banking activities and additional capital requirements beyond those required under current drafts of Capital Requirements Directive IV.  The report also makes recommendations in relation to the competitiveness of the UK banking market, including enhancing the competition remit of the new Financial Conduct Authority, implementing a new industry-wide switching solution by September 2013, and improving transparency. The ICB, which following the final report was disbanded, had the authority only to make recommendations, which the Government could choose to accept or reject.

The ICB specifically recommended in relation to the Group’s EC mandated branch disposal (Project Verde), that to create a strong challenger in the UK banking market, the entity which results from the divestiture should have a share of the personal current account (PCA) market of at least 6 per cent (although this does not need to arise solely from the current accounts acquired from the Company) and a funding position at least as strong as its peers. The ICB did not specify a definitive timeframe for the divested entity to achieve a 6 per cent market share of PCAs but recommended that a market investigation should be carefully considered by competition authorities if “a strong and effective challenger” has not resulted from the Company’s divestiture by 2015. The ICB did not recommend explicitly that the Company should increase the size of the Project Verde disposal agreed with the European Commission but recommended that the UK Government prioritise the emergence of a strong new challenger over reducing market concentration through a “substantially enhanced” divestiture by the Group.

The UK Government published its response to the ICB recommendations on the 19 December 2011. The UK Government supported the recommendation that an entity with a larger share of the PCA market than the 4.6 per cent originally proposed might produce a more effective competitor.  In relation to the Group’s announcement that it was to pursue exclusive negotiations with The Co-operative Group, the UK Government commented that such a transaction would deliver a significant enhancement of the PCA market share, with the share divested by the Group combined with The Co-operative Group’s existing share creating a competitor with approximately 7 to 8 per cent. The Government also stated that the execution of the divestment is a commercial matter, and it has no intention of using its shareholding to deliver an enhancement.

We continue to play a constructive role in the debate with the Government and other stakeholders on all issues under consideration in relation to the ICB’s recommendations.

Comment 2

Retail, page 33

Please expand your disclosure in response to prior comment three from our letter dated August 26, 2011 in future filings as follows.

•	Disclose the “hard limits” above which you will reject a loan application.
•
Disclose the loan-to-value thresholds and credit scorecard cut-offs for secured and unsecured lending for your major mortgage product types. We note in this regard that your loan-to-value ratios for new mortgages increased in 2010 compared to 2009.

•	Clarify how you have made rules related to the refinancing of unsecured debt “more stringent”.

The Group will provide the following additional information (or substantially similar) in future filings:

As at 31 December 2011, the Group’s policy was to reject all mortgage applications with a loan-to-value (LTV) greater than 90%. For mainstream mortgages the Group has maximum % LTV limits which depend upon the loan size. These limits are:

Loan size		Maximum LTV
From	To
£1	£750,000	90% LTV
£750,001	£1,000,000	85% LTV
£1,000,001	£2,000,000	80% LTV
£2,000,001	£5,000,000	70% LTV

For mainstream mortgages greater than £5,000,000 the maximum LTV is 50%. Buy-to-let mortgages are limited to a maximum of £1,000,000 and 75% LTV. All mortgage applications above £500,000 are subject to manual underwriting.

The Group rejects any application for an unsecured product where a customer is registered as bankrupt or insolvent, or has a County Court Judgment registered at a credit reference agency (CRA) used by the Group. In addition, for credit cards the Group rejects any applicant with total unsecured debt greater than £50,000 registered at the CRA; or revolving debt-to-income ratio greater than 75%; or total unsecured debt-to-income ratio greater than 100%. For unsecured personal loan applications, we reject any applicant with total unsecured debt greater than £50,000 at the CRA.

The Group has made its rules relating to the refinancing of unsecured debt more stringent since 2009 as a result of the application of rules relating to the total unsecured debt held by a customer and the Group’s approach in assessing affordability. In each case this has resulted in fewer customers being eligible to refinance unsecured debt.

Comment 3

Intensive care of customers in difficulty, page 66

In future filings, please expand your disclosure to include the second paragraph of your response to prior comment five from our letter dated August 26, 2011.

Save for references to UK Government-sponsored programmes that relate to the purchase of properties only, the Group confirms that it will include the second paragraph of its previous response. The paragraph to be included in the Company’s Form 20-F is set out below:

There is no direct impact on the impairment status of a loan benefitting from the Mortgage Rescue Scheme as this involves the purchase and eventual sale of the property. The loans included within Income Support for Mortgage Interest and Homeowner Mortgage Support Schemes may be impaired, in accordance with the normal definition of impairment.

Comment 4

Regulation, page 144

Please update us on your contacts with Iran, Syria, Sudan and Cuba since your letters to us of September 26, 2008 and February 9, 2009. As you know, these countries are identified by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with these countries since your letters, whether through affiliates or other direct or indirect arrangements. Your response should describe any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria, Sudan or Cuba, or entities controlled by these governments.

Lloyds Banking Group is committed to complying with its legal and regulatory responsibilities in relation to financial and trade sanctions and hasno appetite for non-compliance. Furthermore, since 2008 (for Lloyds TSB) and 2009 (for HBOS) the Group has adopted a policy of restricting dealings (either on its own account or on behalf of its customers) with Cuba, Iran, Sudan and Syria, over and above any legislative requirements. This position is reflected in a Group-wide Sanctions and Related Prohibitions and Restrictions Policy. Exceptions to this Policy – for example where legacy relationships need to be exited in line with contractual agreements and one-off payments are made to close accounts – are managed through a waiver process.

In respect of Iran, Syria, Cuba, and Sudan (Designated States) the Group continues to reduce its outstanding exposures to these states which have arisen through its customers’ historical business activity. In 2010 the Group conducted only limited business involving the Designated States and only where that activity had been authorised by an appropriate licence or was otherwise permitted by legislation (for example, transactions for customers involved in humanitarian or capability building work in Sudan).  The Group does not have, and does not anticipate having, a physical presence in any of the Designated States.

In respect of contacts with the governments of the Designated States or entities controlled by these governments, these contacts are, to the best of the Group’s knowledge and belief, detailed below. To the extent that contact with governments of the Designated States, or entities controlled by these governments is identifiable, that contact is not material to the Group’s overall business.

The extent of the Group’s contact with the Designated States during 2010 is summarised below. The Group is not yet in a position to provide information for 2011. Given the policies outlined above, the Group does not expect such information would present a meaningfully different position.  The information provided herein relates to Lloyds Banking Group in its entirety, whereas the information provided in our correspondence of February 2009 only related to Lloyds TSB. For ease of comparison, all categories of business and products mentioned in our correspondence of February 2009 are included below.

Wholesale
The Group’s Wholesale business provides banking and related services for major UK and multinational corporates and financial institutions, and small and medium-sized UK businesses. It also provides asset finance to personal and corporate customers and manages Lloyds Banking Group’s activities in financial markets through its treasury function.

•
Export Credit Agency (“ECA”) facilities – The Group has continued to participate in certain pre-existing ECA facilities in respect of the Designated States. As at 31 December 2010, the Group had exposure in relation to 11 contracts which have a connection with Iran. The Group is either sub-participant or joint-arranger for these ECAs which have a total exposure of approximately $98 million. The Group has not entered into any new contracts since our last disclosure in 2009 (the last contract was commenced in 2004) and two contracts have expired since then. The remaining legacy contracts are on schedule to fully expire by 2015. To the extent that all of these contracts involve agreements with Iranian state-owned banks and three relate to underlying commercial contracts between the customer and Iranian state-owned enterprises, they represent a ‘contact’ with the government of Iran.

•
Guarantees (including Guarantees, Letters of Credit and Other Trade Finance Contracts) – At the end of 2010, the Group’s Wholesale businesses held 24 Guarantees with an aggregate value of approximately $4 million involving Iran, and 28 guarantees with an aggregate value of approximately $3.3 million involving Syria.  This represents a reduction since our last disclosure in 2009, but the majority of the remaining contracts have no fixed expiry date or have a contractual ability for extension.  Additionally, the Group has found that the counterparties to a number of the guarantees (predominantly banks in Iran) are unwilling to terminate the guarantees. This is believed to be politically motivated rather than due to non-completion of the underlying contract.  As a result, the Group cannot reliably establish the duration of the run-off exposure for these guarantees. However, it is not anticipated that the Group will enter into any future guarantees involving Designated States. To the extent that all of these guarantees involve Iranian or Syrian state-owned banks or state-owned enterprises, they represent a ‘contact’ with the governments of Iran and Syria.

•
Non-personal Deposits & Loans – As at the end of 2010, the Group’s Wholesale businesses held non-personal deposits totalling approximately $184,000 for entities based in or associated with Iran; $13 for entities based in or associated with Syria; and $19,000 for entities based in or associated with Sudan. In addition, as at the end of 2010, the Wholesale businesses had outstanding non-personal loans of $8.7 million relating to entities associated with Iran. These exposures represent legacy business entered into prior to 2009. It is not anticipated that the Group will accept any new deposits or undertake any further lending involving Designated States.

•
Personal Deposits & Loans – At the end of 2010, the Group’s Wholesale businesses no longer held any personal accounts. Any remaining personal deposits or loans previously held for individuals based in or associated with the Designated States would be held by the Group’s Retail or Wealth & International businesses.

•
Money Market Transactions – In 2010, the Group’s Wholesale businesses did not undertake any money market transactions involving the Designated States.  It is not anticipated that the Group will conduct money market business involving Designated States in the future.

•
Correspondent Relationships – Currently, the Group does not have, and has no plans to have, any correspondent banking relationships with banks in the Designated States or associated with the Designated States (e.g. branches of Iranian banks operating in states outside the Designated States).

•	Representative Office - Currently, the Group does not have, and has no plans to have, a representative office in any of the Designated States.

•
Credit, Debit and Charge Cards – During 2010, Wholesale customers used Lloyds Banking Group issued credit, debit or charge cards to make purchases in the Designated States as follows: one transaction in Iran (total $348); 134 transactions in Syria (total approximately $44,000); and 323 transactions in Cuba (total approximately $137,000).  The extent of card usage in Designated States is monitored and is not considered unusual or excessive, mainly reflecting travel, accommodation, living and leisure expenses. Transactions are made within the card scheme rules and are not material to the Group.

•
Payments – During 2010, Wholesale customers made a number of payments to the Designated States.  In aggregate these were: 19 payments to Iran totalling approximately $12,500; 14 payments to Syria totalling approximately $183,000; 20 payments to Sudan totalling approximately $1 million; and 481 payments to Cuba totalling approximately $15.4 million. In addition, one Wholesale customer received an inwards payment from Iran of approximately $30,000.  These transactions would have been processed in support of the customers’ business in compliance with relevant sanctions legislation, under a licence if required.  These payments are exceptions to the Group’s Policy and were managed through a waiver process. To the extent that some of these payments were likely to have been made via Iranian or Syrian state-owned banks, they represent a ‘contact’ with the governments of Iran and Syria. In respect of Cuba, a proportion of the payments (approximately $500,000) related to payments by a customer to the Cuban transport ministry (part of the government of Cuba) in relation to aircraft landing fees.

Wealth & International
Wealth and International provides private banking, wealth and asset management in the UK and overseas and corporate, commercial and retail banking services outside the UK.

•
Guarantees (including Guarantees, Letters of Credit and Other Trade Finance Contracts) – As at the end of 2010, the Group’s Wealth & International businesses held one guarantee with a value of approximately $421,000 involving Iran, and two guarantees with a total value of approximately $256,000 involving Syria.  For these guarantees the counterparties are unwilling to terminate the guarantees or are enforcing contractual extensions. As a result, the Group cannot reliably establish the duration of the run-off exposure for these guarantees. However, it is not anticipated that the Group will in future enter into any guarantees involving Designated States. To the extent that these guarantees involve Iranian or Syrian state-owned banks, they represent a ‘contact’ with the governments of Iran and Syria.

•
Personal Deposits & Loans – In aggregate, at the end of 2010 the Group’s Wealth & International businesses held personal deposits for 205 customers based in or associated with Iran, totalling approximately $8.2 million. In addition, deposits were held for 40 customers based in or associated with Syria (total approximately $496,000); 109 customers based in or associated with Sudan (total approximately $840,000); and two customers based in or associated with Cuba (total approximately $120). In respect of lending, at the end of 2010, the Group’s Wealth & International businesses had six outstanding loans totalling approximately $1.2 million involving customers based in or associated with Iran, and a single outstanding loan totalling approximately $287,000 for a customer in Sudan.  Predominantly, these deposits and loans represent legacy business entered into prior to 2009, but they also include deposits and loans for individuals temporarily based in the Designated States (e.g. employees of the United Nations or Her Majesty’s Government) and individuals who have moved to a Designated State.  The Group is attempting to reduce these exposures and does not anticipate taking new deposits or extending new lending to individuals based in the Designated States.

•
Wealth and Portfolio Management – In the course of 2010, the Group’s Wealth & International businesses carried out wealth and portfolio management services for one customer based in  Syria (total assets handled approximately $704,000), and one customer based in Sudan (total assets handled approximately $129,000). In addition, the Group held approximately $10,000 in an inactive trust for a resident of Iran. In all cases the services provided related to the ongoing management of long term assets held for relationships entered into prior to 2009, and which the Group is contractually unable to close. These are exceptions to the Group’s Policy and are managed through a waiver process. The Group is attempting to reduce these exposures and does not anticipate providing wealth and portfolio management services to other individuals based in the Designated States.

•
Payments – During 2010, Wealth & International customers made a number of payments to the Designated States.  In aggregate these were: 8 payments to Iran totalling approximately $72,000; and 61 payments to Syria totalling approximately $3.2 million. These transactions were processed in support of the customer in compliance with relevant sanctions legislation, under a licence if required.  These payments are exceptions to the Group’s Policy and were managed through a waiver process. To the extent that some of these payments were likely to have been made via Iranian or Syrian state-owned banks, they represent a ‘contact’ with the governments of Iran and Syria.

Retail
Retail provides banking, mortgages and other financial services to personal customers in the UK.  Where accounts or products are held for residents of the Designated States, these predominantly represent legacy business entered into prior to 2009; individuals temporarily resident in the Designated States (e.g. employees of the United Nations or Her Majesty’s Government); individuals with dual residency; and individuals who have moved to a Designated State. The Group is attempting to reduce this small exposure and Group Policy prohibits the opening of new accounts for residents of the Designated States.

•
Current Accounts – As at the end of 2010, the Retail businesses held a number of accounts for individuals resident in one of the Designated States.  In total the number of accounts and approximate aggregate account balances as at the end of 2010 were: 534 residents of Iran ($476,000 balance); 115 residents of Syria ($130,000 balance); 180 residents of Sudan ($123,000); and 4 residents of Cuba ($518 balance). These figures in total represent less than 0.004% of the 22 million current account customers within Retail.

•
Savings – As at the end of 2010, the Retail businesses held the savings of a number of individuals resident in one of the Designated States. In total the number of accounts and approximate aggregate account balances as at the end of 2010 were: 459 residents of Iran ($913,000 balance); 127 residents of Syria ($191,000 balance); 170 residents of Sudan ($1.2 million); and 6 residents of Cuba ($1,700 balance).

•
Mortgages - As at the end of 2010, the Retail businesses held a small number of mortgages on UK residential properties for individuals resident in the Designated States. In total the number of mortgages and approximate aggregate outstanding balances as at the end of 2010 were: 5 residents of Iran ($1.6 million owing); 1 resident of Syria ($4,000 owing); 6 residents of Sudan ($1.2 million owing); and 1 resident of Cuba ($220,000 owing).

•
Credit and Debit Cards – During 2010, Retail customers used Lloyds Banking Group issued credit and debit cards in the Designated States as follows: 16 transactions in Iran (total approximately $12,000); 8716 transactions in Syria (total approximately $1.7 million); 5 transactions in Sudan (total approximately $8,600); and 23995 transactions in Cuba (total approximately $5.4 million).  The extent of card usage in Designated States is monitored and is not considered unusual or excessive, mainly reflecting travel, accommodation, living and leisure expenses. Transactions are made within the card scheme rules and are not material to the Group, with the largest exposure relating to popular holiday destinations (Cuba and Syria). Cards are not issued to residents of the Designated States, consequently card expenditure predominantly reflects UK residents’ activity in these states.

•
Payments – During 2010, Retail customers made a number of payments to the Designated States.  In aggregate these were: 6 payments to Iran totalling approximately $18,000; 8 payments to Sudan totalling approximately $84,000; 431 payments to Cuba totalling approximately $273,000; and 21 payments to Syria totalling approximately $114,000. In addition, Retail customers received 12 inwards payments from Cuba totalling approximately $22,500. These transactions were processed in support of the customer in compliance with relevant sanctions legislation, under a licence if required.  These payments are exceptions to the Group’s Policy and were managed through a waiver process. To the extent that some of these payments were likely to have been made via Iranian or Syrian state-owned banks, they represent a ‘contact’ with the governments of Iran and Syria.

Insurance
Insurance offers life assurance, pensions and investment products in the UK and Europe, and provides general insurance to personal customers in the UK. Where insurance, investment or pension products are held for residents of the Designated States, these predominantly represent legacy business entered into prior to 2009; individuals temporarily resident in the Designated States (e.g. employees of the United Nations or Her Majesty’s Government); individuals with dual residency; and individuals who have moved to a Designated State.

•
Assurance, Pensions, Investment and Insurance – As at the end of 2010, the Insurance businesses held assets for individuals and entities based in, or associated with one of the Designated States.  The approximate aggregate value of these assets held as at the end of 2010 were: $8.4 million in respect of Iran; $1.8 million in respect of Syria; and $251,000 in respect of Sudan. A significant part of this exposure to Iran (approximately $7.7 million in assets) relates to assets held in pension schemes for UK residents previously or currently employed by UK subsidiaries of two Iranian owned entities identified by the US Office of Foreign Assets Control (OFAC) as being owned or controlled by the government of Iran. The Insurance business is unable to divest itself of these assets as it is obligated under UK pensions legislation to retain these schemes in order to protect the interests of the individual pension scheme members.

Except as otherwise indicated, the information presented above includes business for which the Group has been able to ascertain an identifiable nexus with one of the Designated States, whether or not any of the parties involved in such business are located or incorporated in a Designated State or are or are not a direct counterparty of the Group.  The Group generally records income and other financial data by reference to the office or operations that initiates the relevant business, rather than the nationality or location of its customers.  Due to the lack of a physical presence in any of the Designated States and limited nature of the Group’s contacts with such states, the Group does not routinely maintain specific records of income, assets or liabilities associated with such contacts in respect of the Designated States. For the purposes of preparing this response, the Group has gone to considerable effort to retrieve and analyze the information retrievable from a review of its operations.  Due to the extensive manual collection involved (with the inherent risk of some inaccuracies that manual collections brings), some of the figures are approximate.  Notwithstanding this, the Group has no reason to believe that materiality would be significantly impacted.

US dollar monetary figures are provided in this response to give an aggregated representation of value using a single currency relevant to the SEC, however the underlying business referred to would not necessarily have been conducted in US dollars. Where the underlying business was conducted in another currency, this has been converted to US dollars using the exchange rates specified in the Group’s 2010 Form 20-F (section ‘Exchange Rates’). Where the underlying business was conducted in US dollars, the actual amount or value has been used, for example where historic trade guarantees were commenced in US dollars or where payments have been made in US dollars.  To the best of the Group’s knowledge and belief, throughout 2010 payments and other transactions in US dollars have been made only in full compliance with relevant legislation and under licence where appropriate (eg US dollar salary payments for United Nations employees in Sudan).

Comment 5

Regulation, page 144

Please discuss the applicability of the sanctions enacted by the U.S. government under the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 and the corresponding Iranian Financial Sanctions Regulations, and how they are expected to impact your business. In this respect, please discuss the extent to which you are party to contracts with the U.S. government.

The Group is committed to complying with its legal and regulatory responsibilities in relation to financial and trade sanctions (including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and FinCEN), and has no appetite for non-compliance.

In respect of the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 (“CISADA”), the Group does not intend to involve itself directly or indirectly in activities that contribute to the development of Iran’s petroleum resources, petroleum refining or refined petroleum product importation.  In addition, following the US Department of the Treasury’s issuance of a final rule on CISADA reporting requirements under Section 104(e), the Group has put in place procedures to allow it to respond to any request it receives under the rule.  Further, the Group believes that it does not knowingly facilitate or provide significant financial services for financial institutions linked to Iran or for affiliates of Iran’s Islamic Revolutionary Guard Corps.

The Group’s activities in respect of Iran are already limited both by UK legislation and its own policies, for example:
•	The Group does not operate and does not intend to operate correspondent banking accounts for any Iranian banks.
•
The Group will not knowingly enter into business with individuals or organizations that have been identified by US Department of Treasury’s agencies and included on OFAC’s list of "Specially Designated Nationals" (unless that activity has been authorised by an appropriate licence, or is otherwise permitted by legislation).

•	The Group will not knowingly carry out transactions for its customers that relate to activities prohibited or restricted under CISADA and the corresponding Iranian Financial Sanctions Regulations.
•
The Group has made considerable effort over the last four years since introduction of its revised Group Sanctions and Related Prohibitions Policy to severely restrict the extent to which it has customers that engage in any business with Iran or with Iranian owned entities.

•	The Group continues to reduce its exposure to Iran and Iranian owned entities, prohibiting new business involving Iran, and actively working to exit legacy business involving Iran.

Consequently, the Group does not believe that the application of CISADA and the corresponding Iranian Financial Sanctions Regulations will have a material impact on the Group.

The Group can confirm to the best of its knowledge and belief, that it is not party to any contracts with the US Government.

Comment 6

Financial soundness related risks, page 161

The Group’s borrowing costs and access to the capital markets is dependent…, page 162

We note your response to prior comment 18 from our letter dated August 26, 2011 and reissue that comment.  Please disclose in future filings the quantified impact that downgrades to your credit ratings have had and that additional downgrades would have.

The Company proposes to include the following or substantially similar disclosure in its 2011 Form 20-F:

The Group’s borrowing costs and issuance in the capital markets are dependent on a number of factors, and increased cost or reduction of capacity could materially adversely affect the Group’s results of operations, financial condition and prospects.  In particular reduction in the credit rating of the Group or deterioration in the capital markets’ perception of the Group’s financial resilience, could significantly increase its borrowing costs, limit its issuance capacity in the capital markets and trigger additional collateral requirements in derivative contracts and other secured funding arrangements. Therefore, any further reduction in credit ratings or deterioration of market perception could materially adversely affect the Group’s access to liquidity and competitive position, increase its funding cost and, hence have a material adverse effect on the Group’s business, financial position and results of operations.

In the fourth quarter of 2011 the Group experienced downgrades in its long-term rating of between 1 and 2 notches from three of the rating agencies. The Group did not experience a significant change in its cost of borrowing or reduction of issuance capacity. There were no significant collateral posting requirements that arose.

If there were to be further downgrades of the Group’s credit ratings it would increase borrowing costs but the amount is subject to a number of assumptions and uncertainties and is therefore impossible to precisely quantify. As an indicator over the last 12 months the spread between an index of A rated bank debt and an index of BBB rated bank debt, both of which are publicly available, has ranged between 60 and 115 basis points.  The applicability to and implications for the Group's funding cost would depend on the type, currency and maturity of issuance and market conditions at the time of issuance.  Although the Group would see investor appetite for some liability classes diminish and therefore issuance capacity reduced following from a 1 to 2 notch downgrade, the Group operates a diversified funding platform and the Group would remain Investment Grade. Investor reaction will vary depending on market conditions. Further reductions in the Group's long-term credit rating as at 31 December 2011 from a 1 to 2 notch downgrade would require circa £4 billion of additional collateral relating to derivative financial contracts that contain ratings triggers as at 31 December 2011. In addition, in the case of a downgrade the Group would need to consider whether to provide further high-quality collateral in respect of other discretionary rating-dependent contracts.

However, as previously set out, whilst the Group expects to have sufficient access to liquidity to meet its funding requirements even in a stressed scenario, under extreme and unforeseen circumstances a prolonged and severe restriction on the Group’s access to liquidity (including government and central bank facilities) could affect the Group’s ability to meet its financial obligations as they fall due or to fulfil its commitments to lend, and in such extreme circumstances the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access. At 31 December 2011, the Group held £95 billion of primary liquid assets.

Comment 7

Other risks, page 166
The Company is a holding company and as a result, is dependent on dividends…, page 166

We note your response to prior comment 19 from our letter dated August 26, 2011 and your disclosure under “Dividends” on page 148 of your Form 20-F. Your disclosure in this section should provide enough details for an investor to understand the risks associated with restrictions on your subsidiaries’ ability to pay dividends to the holding company. Your cross reference to “Dividends” is sufficient with respect to the general restrictions. However, specific disclosure of restrictions that apply to your facts and circumstances should be included in the risk factor discussion. Therefore, please revise your disclosure in future filings to disclose your agreement not to pay dividends on ordinary shares following your receipt of state aid and that Bank of Scotland plc does not have available distributable reserves.

The restrictions imposed upon the Company’s ability to pay dividends as part of the European Commission’s restructuring plan following the Company’s receipt of state aid ceased on 31 January 2012.  The Company will amend its risk factor to confirm this and also to confirm that Bank of Scotland plc does not have available distributable reserves, as follows (or in a substantially similar manner):

The Company is a non-operating holding company and as such the principal sources of its income are from operating subsidiaries which also hold the principal assets of the Group. As a separate legal entity, the Company relies on remittance of their profits and other funds in order to be able to pay obligations to shareholders and debt holders as they fall due, which remittance is subject to certain restrictions. Further information on these restrictions is set out under Dividends.

In order to pay dividends, UK subsidiaries need to have distributable reserves.  Whilst the Company’s direct subsidiary, Lloyds TSB Bank plc has distributable reserves, one of the Company’s indirect principal subsidiaries, Bank of Scotland plc, does not and is currently unable to pay dividends. There is a risk that any profits earned by Bank of Scotland plc and its subsidiaries may be unable to be remitted to the holding company as dividends. This risk is mitigated by management who can elect to restructure the capital resources of a subsidiary entity.

The restrictions imposed upon the Company’s ability to pay dividends as part of the European Commission’s restructuring plan following the Company’s receipt of state aid expired on 31 January 2012.

Comment 8

Note 1 – Basis of Preparation, page F-11

We have read your response to prior comment 20 from our letter dated August 26, 2011. As you mentioned in your response, in the IFRIC Update dated July 2010 it was noted that “when an impairment loss is recognized, applying the requirements of paragraph 54 of IAS 39 would result in all gains or losses that have been recognized in other comprehensive income being reclassified from equity to profit or loss.” You regard the use of the word “all” as opposed to “any,” which is used in the standard, as being additional guidance on IAS 39. Despite the change in word usage, we do not believe it was the intention of the IFRIC to provide additional guidance or clarify existing guidance, given that the IFRIC also stated in its Update that it decided not to add this issue to its agenda as they believe that IAS 39 provides sufficient guidance on financial assets that are reclassified from available-for-sale to loans and receivables and thus did not expect diversity in practice. Therefore, it appears your change in treatment of amounts previously recognized in equity in respect of assets that were transferred from the available-for-sale category to the loans and receivable category is an accounting error. Please tell us how you assessed whether this error is material and provide us with a SAB 99 analysis that supports your conclusion.

The Group believed at the time that it prepared its 2010 Form 20-F, and remains of the view, that prior to IFRIC’s statement referred to above, IAS 39 permitted both the treatment originally adopted by the Group and the treatment it now adopts.

The accounting treatment adopted in the Company’s 2010 Form 20-F was reported to, and considered by, the Group’s Audit Committee and the Group’s disclosure was designed to provide investors with information about the Company’s treatment of an issue that had caused uncertainty across the banking industry.

Although the Company did not consider this an error, it nevertheless analysed the adjustment to determine whether it was material.  The Company determined that the amount was not material, but believed that it was appropriate, and helpful to the reader of the financial statements, to adjust for the amount given the focus on the amendments to IAS 39 that permitted the reclassification in certain circumstances of amounts previously recognised in equity in respect of assets transferred from the available-for-sale category to the loans and receivables category.

SAB 99 analysis
SAB 99 provides guidance in applying materiality thresholds to the preparation of financial statements, and is not intended to be an exhaustive list. It states that although the quantification of a misstatement is the starting point for determining whether an item is material, this must be balanced with an assessment of qualitative factors from the surrounding circumstances and information available.

Quantitative assessment
As previously reported, the effect of the change to the treatment of amounts previously recognised in equity in respect of assets that were transferred from the available-for-sale category to the loans and receivables category was to reduce retained profits and increase the revaluation reserve for available-for-sale financial assets, with no impact on shareholders’ equity.

An analysis of the impact on key income statement and balance sheet lines if the adjustment had been made to each of the years published in the Group’s Form 20-F for the year ended 31 December 2010 is set out below:

Selected income statement and balance sheet lines	2010 £m	2009 £m	2008 £m
Net interest income	12,546	9,026	7,718
Impairment	(10,952)	(16,673)	(3,012)
(Loss) profit before tax	(2,919)	1,042	760
(Loss) profit for year	(2,594)	2,953	798

Retained profits (year end)	9,044	11,117	8,260
AFS reserves (year end)	(285)	(783)	(2,851)
Shareholders’ equity	43,725	43,728	9,393

Adjustment	2010 £m	2009 £m	2008 £m
Net interest income	23	48	-
Impairment	-	(34)	(219)
(Loss) profit before tax	23	14	(219)
(Loss) profit for year	17	10	(158)

Retained profits (year end)	17	10	(158)
AFS reserves (year end)	(17)	(10)	158
Shareholders’ equity	-	-	-

Adjusted income statement and balance sheet lines	2010 £m	2009 £m	2008 £m
Net interest income	12,569	9,074	7,718
Impairment	(10,952)	(16,707)	(3,231)
(Loss) profit before tax	(2,896)	1,056	541
(Loss) profit for year	(2,577)	2,963	640

Retained profits (year end)	9,061	11,127	8,102
AFS reserves (year end)	(302)	(793)	(2,693)
Shareholders’ equity	43,725	43,728	9,393

Variance to published data	2010%	2009%	2008%
Net interest income	-	1	-
Impairment	-	-	(7)
(Loss) profit before tax	1	1	(29)
(Loss) profit for year	1	-	(20)

Retained profits (year end)	-	-	(2)
AFS reserves (year end)	(6)	(1)	6
Shareholders’ equity	-	-	-

The adjustment would have no impact on shareholders’ equity or the cash flow statement in any year.

Qualitative assessment
SAB 99 also requires that a qualitative assessment is carried out and provides indicators for consideration. These indicators are considered below:

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate
As noted above, the amounts involved were quantified by the Company and the effect on the Group’s retained profits and revaluation reserve for available-for-sale financial assets disclosed in the Company’s 2010 Form 20-F.

Whether the misstatement masks a change in earnings or other trends
There was no change in earnings or other trends. The Group’s profit before tax for the year ended 31 December 2008 was £760 million, for the year ended 31 December 2009 was £1,042 million and its loss before tax for the year ended 31 December 2010 was £2,919 million. The above adjustment arising from the IFRIC update would not have impacted materially this trend.

Although the impact in 2008 is greater than 5%, this is caused principally by the Group’s significantly lower profit in that year, which was much closer to breakeven than the Group’s historical performance. 2008 was an unusual year for the banking industry, which experienced wide-spread liquidity issues and, as a result, earnings within the sector were highly volatile. The level of profitability in 2008 was an abnormal occurrence for the Group, which reported a profit of £2,908 million, £3,320 million and £2,953 million in 2006, 2007 and 2009 respectively and a loss of £2,594 million in 2010. The impact of the 2008 adjustment would have been approximately 5% if it had occurred in one of these years rather than 2008.  The Group does not consider the adjustment in 2008 to be material.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise
During 2008, only a few analysts continued to provide forecasts for the Company and as a result there was no reliable consensus.  Within the analysts’ forecasts that were made, there was no clear trend, with some viewing the Group as profitable and others as loss making. As a result, this adjustment had no impact on meeting analysts’ consensus expectations in 2008.  The quantum of the adjustments in 2009 and 2010 had no impact on the Group meeting analysts’ expectations.

Whether the misstatement changes a loss into income or vice versa
Irrespective of the adjustment, the Group would have reported a profit in both 2008 and 2009 and a loss in 2010.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability
As disclosed in the Company’s Form 20-F, the segmental results of the Group are reported on a combined businesses basis. This basis was not impacted by the update issued by IFRIC.

Whether the misstatement affects the registrant’s compliance with regulatory requirements
The adjustment referred to above did not affect the Group’s compliance with regulatory requirements.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements
The adjustment did not affect the Company’s compliance with any loan covenants or other contractual requirements.

Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation
The Group’s compensation awards are not based on statutory profit and, as a result, there is no impact on management’s compensation arising from the above matter.

Whether the misstatement involves concealment of an unlawful transaction
There were no unlawful transactions involved and no concealment.

Conclusion
Based on the above analysis, the Group determined that the adjustment was not material, which is consistent with the conclusion the Group made at the time of the adjustment.

Comment 9

Note 2 – Accounting Policies, page F-12
(A) Consolidation, page F-12
(1) Subsidiaries, page F-12

We have read your response to prior comment 21 from our letter dated 26 August 2011. You have indicated that when you hold a beneficial interest of greater than 50 per cent, but are not the fund manager, you do not believe you hold the decision making powers. Your proposed disclosure should clearly explain why your beneficial interest of greater than 50 percent would not presume control. To help us better understand the facts and circumstances surrounding your role as fund manager, please address the following:

•	Explain to us the function and rights that you have as fund manager of the OEICs to support that you have the decision making power.
•
Tell us whether there are any circumstances (e.g., breach of contract, performance, etc.) that would cause grounds for your removal as manager without your consent and/or whether you can be removed as fund manager without cause.

•	Tell us whether a holder of greater than 50 percent of the beneficial interests of the OEIC has the right to change the fund manager.
•	Tell us whether you have ever been removed as a fund manager or tried to remove an existing fund manager when you held the majority of the beneficial interests held by the OEIC.

Function and rights of the fund manager
An open ended investment company (OEIC) is an umbrella investment vehicle which can contain multiple sub-funds.  Investors invest in a particular sub-fund through the acquisition of shares issued by the OEIC.

Each OEIC has an Authorised Corporate Director (ACD), which is a corporate body that is authorised by the Financial Services Authority (FSA). The ACD is responsible for operating the OEIC in accordance with the Instrument of Incorporation of the OEIC, the Prospectus, the OEIC Regulations 2001 and the Collective Investment Schemes Source Book published by the FSA (FSA rules). Within these high-level parameters, the ACD is responsible for the management and operation of the OEIC, including the provision of investment management services. The ACD often appoints an investment advisor, the ACD retains the right to appoint or remove the investment advisor.

Removal of an ACD
The removal and appointment of the ACD is governed by the FSA rules and the contractual agreement between the OEIC and the ACD, the detailed terms of which will vary. The Group’s ACDs are party both to contracts that permit its removal without cause and contracts that require cause for its removal during a pre-defined period.

In the case where the ACD may be removed without cause, this would require the agreement of a majority of shareholders of the OEIC. This would be very unusual because the purpose of OEICs and similar collective investment vehicles is to provide retail and institutional investors with access to diversified investment portfolios rather than for shareholders to set the strategic direction of the OEIC.  In practice, shareholders simply sell their investment rather than attempt to remove the ACD.

It is also of note that the termination of the ACD must be in accordance with the FSA rules and the contractual arrangements between the OEIC and the ACD.  The time needed to serve notice and appoint a new ACD will often mean the shareholders do not have a current right to remove the ACD. The FSA must be notified of the termination of the ACD, and all practical steps should be taken to ensure the OEIC fund is not left without an ACD.

Majority ownership
An OEIC is an open-ended company that is set up so that the shareholders have no pre-emptive rights. There is, therefore, nothing to prevent additional investors increasing the total capital of the company, or decreasing the total capital of the company, on a daily basis. This is outside the control of the existing shareholders.  The shareholding of an OEIC changes on a daily basis and in the normal course of business the actual ownership structure of the OEIC as a whole is not known to an investor who is not the ACD.

Have we ever been removed as ACD?
The Company is not aware that a Group company has ever been removed as the ACD of an OEIC without its consent by an external shareholder with a majority of the beneficial interest.

The Company is also not aware of any attempts by the Group to remove the ACD of an OEIC that is external to the Group without its consent where a majority of the beneficial interests was held.

The Company will expand its disclosures accordingly.